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                        Filed by Nationwide Financial Services, Inc.
                        Pursuant to Rule 425 under the Securities Act of 1933 And Deemed filed Pursuant to Rule 14a-6 under the
                         Securities Exchange Act of 1934
                        Commission File No.: 1-12785
                        Subject Company: Provident Mutual Life Insurance Company

THE FOLLOWING IS A VOTING AND CONSIDERATION ELECTION GUIDE WHICH IS BEING SENT BY PROVIDENT MUTUAL LIFE INSURANCE COMPANY TO ITS ELIGIBLE MEMBERS CONCURRENTLY WITH THE JOINT PROXY STATEMENT/PROSPECTUS OF NATIONWIDE FINANCIAL SERVICES, INC. AND PROVIDENT MUTUAL LIFE INSURANCE COMPANY RELATING TO THEIR PROPOSED BUSINESS COMBINATION TRANSACTION:

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     Provident Mutual Life Insurance Company
     Sponsored Demutualization
     Voting and Consideration Election Guide


                    READ FIRST: This guide explains what you need to do with the materials enclosed in this package.


                    READ CAREFULLY: The enclosed joint proxy statement/prospectus explains the proposed sponsored demutualization in detail, including questions and answers about the proposed sponsored demutualization beginning on page 1 and risk factors you should consider beginning on page 34. We urge you to read the joint proxy statement/ prospectus carefully.

QUESTIONS? CALL TOLL-FREE: (866) 541-9692
Calling from outside of the U.S.: (+1)(201) 296-4361

                                                         [LOGO] Provident Mutual

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VOTING AND CONSIDERATION ELECTION GUIDE

                    What is this mailing?

                    This mailing provides information about the proposed sponsored demutualization of Provident Mutual Life Insurance Company, or Provident. In the proposed sponsored demutualization, Provident will convert from a mutual insurance company into a stock insurance company and merge with Eagle Acquisition Corporation, a wholly owned subsidiary of Nationwide Financial Services, Inc., or NFS. If this transaction is completed, Provident will be a wholly owned subsidiary of NFS and Provident's eligible members will receive consideration in the form of shares of NFS Class A common stock, cash or policy credits.

                    This transaction will not, in any way, change premiums or reduce policy benefits, values, guarantees or other policy obligations of Provident to its policyholders. In addition, policy dividends will continue to be paid by Provident as declared annually (although, as always, policy dividends are not guaranteed and may vary from year to year).

                    Please vote. We urge you to vote on these important proposals. Your vote is important. Whether or not you plan to attend the special meeting of members, please vote by following the instructions on your enclosed Proxy Card.

                    This Voting and Consideration Election Guide explains what to do with the enclosed cards.

                            QUESTIONS? CALL TOLL-FREE: (866) 541-9692
                            Calling from outside of the U.S.: (+1)(201) 296-4361

                                                                               1

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                                         VOTING AND CONSIDERATION ELECTION GUIDE
What's in this package?

[GRAPHIC]

     Voting and Consideration Election Guide
     This booklet explains the steps of the proposed sponsored demutualization and what you need to do with the enclosed materials in this package.

[GRAPHIC]

     Joint Proxy Statement/Prospectus
     This document provides detailed information about Provident, NFS and the proposed sponsored demutualization, including questions and answers about the proposed sponsored demutualization beginning on page 1 and risk factors you should consider beginning on page 34. It outlines the terms of Provident's conversion into a stock insurance company and merger with a subsidiary of NFS, including the distribution of consideration to Provident's eligible members. It also includes a complete copy of Provident's plan of conversion. The joint proxy statement/prospectus is being mailed separately to eligible members of Provident and to shareholders of NFS for their separate votes on the transaction.

[GRAPHIC]

     Voting and Consideration Election Reply Cards
     You will have either three or four cards contained on one perforated sheet. Cards 1 and 3, and, if received, Card 4 should be completed and must be received at the address indicated on the enclosed postage-paid return envelope on or before the Special Meeting on September 24, 2002. These reply cards are described in more detail on the following pages.

[GRAPHIC]

     Postage-Paid Return Envelope
     Please return your completed proxy and other reply cards in the enclosed postage-paid return envelope on or before the Special Meeting on September 24, 2002. If you have misplaced the enclosed envelope, please call the Sponsored Demutualization Information Center toll-free at (866) 541-9692 for a replacement envelope or mail your reply cards to:
               Sponsored Demutualization Information Center
               Provident Mutual Life Insurance Company
               P.O. Box 3327
               South Hackensack, NJ 07606-9843
     Please do not mail your Reply Cards to your insurance agent.

[GRAPHIC]

     NFS' Additional Publicly Filed Information
     This booklet contains some of the documents filed by NFS with the Securities and Exchange Commission that are incorporated by reference in the joint proxy statement/prospectus. These documents include information about the management, operations and financial position of NFS. Specifically, this booklet contains a copy of:
     [_] NFS' Annual Report on Form 10-K for the year ended December 31, 2001,
     [_] NFS' Proxy Statement dated March 29, 2002 for its annual meeting of shareholders held on May 8, 2002,
     [_] NFS' Quarterly Report on Form 10-Q for the quarter ended March 31,
         2002,
     [_] NFS' Current Report on Form 8-K filed on June 21, 2002, which includes revised audited financial statements of NFS for the periods presented in its most recent Form 10-K, and
     [_] NFS' Current Report on Form 8-K filed on July 30, 2002, which includes a press release and supporting schedules reporting NFS' financial results for the quarter ended June 30, 2002.

                          QUESTIONS? CALL TOLL-FREE: (866) 541-9692
                          Calling from outside of the U.S.: (+1)(201) 296-4361

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VOTING AND CONSIDERATION ELECTION GUIDE

     What do I do with the Reply Cards?

     Please read the front and back of your personalized cards for further instructions and details.

     Proxy Card (Card 1)

     Vote FOR, AGAINST or ABSTAIN from voting. Complete and return the Proxy Card to vote on the proposals regarding Provident's Plan of Conversion and the amendment of Provident's Articles of Incorporation. If you return a signed Proxy Card without a vote marked, the Proxy will be counted as a vote FOR both proposals. You can update your name or address in the spaces provided on the back of the card.

                                   [GRAPHIC]

     Please mark your vote, sign and date your Proxy Card, and mail it in the postage-paid return envelope provided. Reply Cards must be received at the address indicated on the enclosed postage-paid return envelope on or before the Special Meeting on September 24, 2002.

                                                                               3

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                                         VOTING AND CONSIDERATION ELECTION GUIDE

     Member Record Card (Card 2)

     Review your estimated consideration. The Member Record Card shows your eligible policies and the estimated consideration you will receive if the proposed sponsored demutualization is approved by eligible members and becomes effective. To be an eligible member, you must have owned a Provident policy that was in force on December 14, 2001. Your Member Record Card actually lists two separate estimates of your consideration. One estimate, provided as a dollar value, assumes the average closing price of NFS Class A common stock, as defined on the back of the Member Record Card, will be between $36.86 and $47.71 per share. A second estimate, provided as a number of shares, assumes the average closing price of NFS Class A common stock will be $36.86 per share or below. On July 30, 2002, the closing price of NFS Class A common stock was $30.90 per share. A relatively small number of eligible members will receive further estimates, describing how much of each form of consideration they will be eligible to receive.

     If you believe the policies listed are inaccurate, please call the Sponsored Demutualization Information Center toll-free: (866) 541-9692. If calling from outside of the U.S., please call (+1)(201) 296-4361.

                                   [GRAPHIC]

                            QUESTIONS? CALL TOLL-FREE: (866) 541-9692
                            Calling from outside of the U.S.: (+1)(201) 296-4361

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VOTING AND CONSIDERATION ELECTION GUIDE

     Taxpayer Identification Card (Card 3)

     The taxpayer identification card shows your taxpayer identification number (for individuals, this is your Social Security number). If this number is incorrect or missing, please write the correct number in the spaces provided (with blue or black ink).

                                   [GRAPHIC]

     To certify your taxpayer identification number, please sign, date and return the completed card in the postage-paid return envelope provided. Reply Cards must be received at the address indicated on the enclosed postage-paid return envelope on or before the Special Meeting on September 24, 2002. It is important that all eligible members complete and return this card because, without this certification, we may be required by law to withhold 30% of any cash payment and any cash dividends payable to you on NFS Class A common stock, and you may be subject to a $50 IRS penalty.

     Form of Consideration Card (Card 4)

     Mark your preferred form of consideration, if applicable. Some eligible members are only eligible to receive either cash or policy credits and will not receive a Form of Consideration card. You do not need to return a Form of Consideration card if you would like to receive the default form of consideration noted on the Form of Consideration card or if you do not receive a Form of Consideration card.

                                   [GRAPHIC]
                                                  Your completed Form of
                                                  Consideration card, if
                                                  applicable, must be received
                                                  at the address indicated on
                                                  the enclosed postage-paid
                                                  return envelope on or before
                                                  the Special Meeting on
                                                  September 24, 2002.

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                                    [GRAPHIC]


                            [LOGO] Provident Mutual

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Nationwide Financial Services, Inc. (the "Company") has filed with the
Securities and Exchange Commission (the "SEC") a registration statement including a prospectus relating to the shares of Class A common stock of the Company to be issued in the proposed transaction. WE URGE INVESTORS TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors can obtain a copy of the prospectus and other documents filed by the Company free of charge at the SEC's web site, www.sec.gov or at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, Inc., whose address is 20 Broad Street, New York, N.Y. 10005, where certain securities of the Company are listed. You can also obtain information about the Company on its web site, the address of which www.nationwidefinancial.com. You can obtain information about Provident Mutual on its web site, the address of which is www.providentmutual.com. In addition, documents filed by the Company with the SEC can be obtained by contacting the Company at the following address: Nationwide Financial, Investor Relations, One Nationwide Plaza, Columbus, OH 43215.